SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP ANNOUNCES THE FINAL REFERENCE INVESTOR

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (the “Company”) (B3: SBSP3; NYSE: SBS) on June 21, 2024, filed a registration statement with the Brazilian Securities Commission and the U.S. Securities and Exchange Commission (the “Commission”), respectively, in respect of a global offering that consists of an international offering outside Brazil and a concurrent public offering in Brazil (the “Global Offering”) of common shares of the Company (the “Shares”), including Shares represented by American Depositary Shares, evidenced by American Depositary Receipts.

As described in the preliminary prospectus filed with the Commission, the State of São Paulo (the “Selling Shareholder”) initiated a process to select a reference investor to purchase a certain number of common shares from the Selling Shareholder, contingent on satisfaction of a minimum price condition.

As previously disclosed in the Form 6-K filed with the Commission on June 28, 2024, Equatorial Energia S.A. was selected as single reference investor to participate in the bookbuilding process.

The Selling Shareholder has informed that Equatorial Energia S.A., through its controlled subsidiary Equatorial Participações e Investimentos IV S.A. (the “Final Reference Investor”), has been confirmed as the winner and deemed the final reference investor based on: (i) the ongoing bookbuilding process and (ii) that both the price guidance through the bookbuilding process and the final reference investor price are equal to or higher than the minimum price set for the Global Offering.

Consequently, there will be a priority allocation to the Final Reference Investor in the Global Offering and on or around the closing of the Global Offering, the Final Reference Investor will enter into the investment agreement with the Selling Shareholder.

The Company will continue to inform its shareholders and the market regarding any further developments with respect to the Global Offering in accordance with applicable regulations.

São Paulo, July 15, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 16, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.